Phoenix Canada Oil Company Limited

SUITE 1240 • 70 YORK STREET • TORONTO • ONTARIO • CANADA • M5J 1S9
Telephone (416) 368-4440 • Telecopier (416) 865-1382
e-mail:phoenix@atlantor.com

[redacted]

PRESS RELEASE

FOR IMMEDIATE RELEASE

SUBJECT: Phoenix Plans Open Market Share Purchases

Toronto; 10 November 2004 -- Phoenix Canada Oil of Toronto says that the TSX Venture Exchange has accepted the notice of the Company's intention to make a Normal Course Issuer Bid over the year starting 15 November 2004 to buy up to 200,000 of its shares on the open market, representing about 3.9% of its 5,093,994 shares currently outstanding.

Phoenix says that the aggregate of the Company's audited cash position, cash equivalents and other liquid assets establish that its shares are currently undervalued in the market. Accordingly, the proposed share buy-back is considered an appropriate use of Company funds in the shareholders' interest.

Phoenix says that it is informed that no insiders, including its Directors and Officers, or their affiliates or associates, intend to sell any shares under the buy-back proposal.

The designated Member Firm in respect of purchases under the Company's Bid is Jones, Gable & Company Limited.

Share purchases will be made at the discretion of management from the Company's free cash working capital position. The purchased shares will be returned to the Company's Treasury for cancellation.

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dlw 11/23

Further Information -- Contact
S. Donald Moore, President
(416) 368.4440